[UPS Letterhead]

VIA EDGAR

October 5, 2012

Mr. Lyn Shenk
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Re: United Parcel Service, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 27, 2012
File No. 001-15451
Dear Mr. Shenk:

We are writing in response to your letter dated September 21, 2012, commenting on the above-referenced Form 10-K.  For your convenience, we have repeated each of the staff's comments below, in italics, together with the subheadings used in your letter. Each comment is followed by our response to that comment.
Form 10-K for Fiscal Year Ended December 31, 2011
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 11. Stock Based Compensation, page 104

1.
Refer to the roll-forward which presents the changes in the number of outstanding restricted units for the most recent reporting period (i.e., on page 106 of your filing). Please revise your presentation to separately disclose the activity related to (A) restricted units that vest solely based upon a service condition and (B) restricted units for which vesting is subject to the achievement of performance measures - that is, if applicable. Refer to FASB ASC 718-10-50-2g for further guidance.

Response to Comment 1:
We acknowledge the staff's comment, and note that UPS maintains one share-based award compensation program in which the vesting of restricted units is subject to the achievement of performance measures. This program, the Long-Term Incentive Performance Awards program (“LTIP”) is described on page 105 in our 2011 Form 10-K.

ASC 718-10-50-2g indicates that an entity shall disclose the required information separately for multiple types of awards to the extent that differences in the characteristics of the awards make separate disclosure important to an understanding of the entity's use of share-based compensation. Each year since the inception of the LTIP program, we have evaluated and considered the relevance of separately presenting the LTIP performance-based target awards, and have determined that separate presentation would not be meaningful to further a reader's understanding of our disclosure. We have reached this conclusion primarily based on the following factors:

•	The target awards (in which vesting is subject to performance measures) represent less than 10% of the total unvested restricted awards outstanding;

•	The period during which vesting is subject to performance conditions for the vast majority of these awards is approximately one year;

•
Once the vesting is no longer subject to performance conditions, it is thereafter still subject to service conditions, and therefore we would be required to migrate unvested awards from one disclosure (performance-based awards) to another (service-based awards), which we believe would potentially confuse readers of the financial statements; and

•
Other important characteristics of the restricted units issued under the LTIP program, including early vesting conditions and dividend reinvestment provisions, are the same as that of our non-LTIP based restricted units.

We will continue to monitor the relative size and any changes in the characteristics of our restricted units subject to performance-based vesting conditions, and will modify our disclosures in future filings if it would enhance a reader's understanding of our use of share-based compensation; however, based on the characteristics of our current LTIP program, and the relative size of the LTIP program compared with our non-LTIP based restricted units, we do not believe separate disclosure of these restricted units subject to performance-based vesting conditions would be meaningful to understanding our use of share-based compensation at the current time.
Note 13. Income Taxes

2.
Based upon the disclosure in Note 13 to your financial statements, as well as your discussion of “Other Matters” in MD&A (i.e., on page 50 of your Form 10-K), we note that you received reports from the IRS in June of 2011. These reports appear to have proposed additional tax assessments related to your income taxes filed for the tax years 2005 through 2007 and your excise taxes filed for the tax years 2003 through 2007. Based upon the tabular disclosure on page 113 of your Form 10-K, we note that the receipt of the IRS reports does not appear to have resulted in significant additions to (i.e., accruals for) unrecognized tax benefits attributable to tax positions of prior years. Lastly, we note your disclosure that you are not able to (A) estimate a possible loss or range of loss that may result from the tax matters raised by the IRS or (B) determine whether such loss, if any, would have a material adverse effect on your financial condition, results of operations, or liquidity.

While we acknowledge that (a) you disagree with the assessments proposed by the IRS, (b) you have protested the IRS assessments and filed protective tax refund claims, and (c) it may be pre-mature to conclude that a loss related the IRS tax assessments is probable, it is not clear to us why you are unable to estimate the amount of possible loss, a range of possible losses, and/or the potential materiality thereof. In this regard, it would appear that either the aggregate tax assessment proposed by the IRS, or the range of amounts from $0 to the aggregate tax assessment, would reflect an appropriate estimate of either the reasonably possible loss or the range of reasonably possible losses, respectively. Therefore, please revise your disclosure to quantify the aggregate amount of the tax assessments proposed by the IRS or advise. As part of both your response and your revised disclosure, please also clarify whether any portion of the amounts proposed in the IRS reports was contemplated and accrued for in connection with your accounting for unrecognized tax benefits.

Response to Comment 2:
In June 2011, the IRS Exam team issued Revenue Agent Reports (RARs) containing Notices of Proposed Adjustments to UPS that covered both income tax matters, which are within the scope of ASC 740, and excise tax matters, which are within the scope of ASC 450. Although our disclosure in Note 9 and Note 13 to our financial statements and our discussion of “Other Matters” in MD&A spoke to these matters collectively because the ultimate resolution of the underlying uncertainties will both be handled at IRS Appeals and are somewhat related as described below, we have taken care to ensure that the uncertainties are evaluated for accrual and disclosure under the separate accounting models applicable for each.
The excise tax RAR sets forth two alternate theories for asserting additional excise tax on transportation of property by air. We believe that these theories are not based on a reasonable interpretation of the applicable law, are inconsistent with our historical operating structure, and are in direct conflict with previously issued guidance to UPS from the IRS National Office. Accordingly, we believe the likelihood that these theories will ultimately be sustained, and that we will incur a material loss, is remote and therefore do not believe that the amounts associated with these theories represent a meaningful estimate of possible loss or should be considered in any estimated range of reasonably possible losses. Any such accruals would not be included in the tabular rollforward disclosure of unrecognized tax benefits required by ASC 740-10-50-15 in Note 13 because they would not be considered income taxes.
Further, we have asserted that if the current excise tax theories are sustained, UPS will be entitled to correlative income tax refunds for the 1999 through 2007 tax years. Accordingly, we have filed protective refund claims for amounts significantly greater than the proposed excise tax assessments for tax years 1999 through 2007. The IRS has not completed its audit or made any claims with respect to any tax year after 2007, nor have we filed protective income tax refund claims for same period. However, the income tax refund claims for those years would also be significantly greater than the amount of any excise tax assessment proposed under similar theories.
Because we believe there is only a remote likelihood that the IRS Exam excise tax theories will ultimately be sustained, we have concluded that the uncertain income tax positions associated with the protective refund claims based on the same theories do not currently meet the more-likely-than-not recognition threshold required by ASC 740. Accordingly, we have not accrued any income tax benefit of such claims to date.
In July 2012, UPS discussed the excise tax and correlative income tax refund issues with IRS Appeals. No information was presented that raised doubts about our positions or accounting for these matters. It is possible that the IRS Appeals Office will share their preliminary views with us on these matters in the near future at which time we will reevaluate our accounting and disclosure of these matters.
In light of the foregoing, we do not believe that the ultimate resolution of these matters will have a material effect on our financial condition, results of operations, or liquidity. We propose to add disclosure in “Note 9. Legal Proceedings and Contingencies” and revise disclosure in “Tax Matters” of Management's Discussion and Analysis in future filings to clarify the factual basis and procedural history of these excise tax and income tax matters, as well as our updated assessment under ASC 740 and 450. Set forth below is the proposed disclosure.
Note 9. Legal Proceedings and Contingencies (pgs. 100-101 of Annual Report)
Tax Matters
In addition to the income tax matters described in Note 13, we received an IRS Revenue Agent Report (RAR) covering excise taxes for tax years 2003 through 2007 in June 2011. The excise tax RAR proposed two alternate theories for asserting additional excise tax on transportation of property by air. We disagree with these proposed excise tax theories and related adjustments.

We believe that these theories are not based on a reasonable interpretation of the applicable law, are inconsistent with our historical operating structure, and are in direct conflict with previously issued guidance to UPS from the IRS National Office. We filed protests and, in the third quarter of 2011, the IRS responded to our protests and forwarded the case to IRS Appeals.
We believe the likelihood that these theories will ultimately be sustained is remote.
Further, we have asserted that if the current excise tax theories are sustained, UPS will be entitled to correlative income tax refunds for the 1999 through 2007 tax years. Accordingly, we have filed protective income tax refund claims for amounts significantly greater than the proposed excise tax assessments. The IRS has not completed its audit or made any claims with respect to any tax year after 2007, nor have we filed protective income tax refund claims for those tax years. However, the income tax refund claims for those tax years would also be significantly greater than the amount of any excise tax assessment proposed under similar theories.
Because we believe there is only a remote likelihood that the excise tax RAR theories will ultimately be sustained, we have concluded that the uncertain income tax positions associated with the protective refund claims based on the same theories do not currently meet the applicable standard for recognition of an income tax benefit. Accordingly, we have not accrued any income tax benefit of such claims in our financial statements or in the disclosures in Note 13.
In July 2012, we discussed the unresolved excise tax matters and correlative income tax refund claims with IRS Appeals.
At this time, we do not believe the ultimate resolution of these excise tax matters or the correlative income tax refund claims will have a material effect on our financial condition, results of operations, or liquidity.

MD&A (pgs. 49-50 of 2011 Annual Report)
~~In June 2011, we received Internal Revenue Service (“IRS”) reports covering income taxes and excise taxes for tax years 2005 through 2007 and 2003 through 2007, respectively. The reports propose assessments related to amounts paid for software, research credit expenditures and deductibility of financing and post-acquisition integration costs as well as taxes on amounts paid for air transportation. Receipt of the reports represents only the conclusion of the examination process. We disagree with the proposed assessments related to these matters. Therefore, we have filed protests and protective tax refund claims. During the third quarter of 2011, the IRS responded to our protests and forwarded the cases to IRS Appeals. There are multiple factors that prevent us from being able to estimate the amount of loss, if any, that may result from these matters including: (1) we are vigorously defending these matters and believe that we have a number of meritorious legal defenses; (2) we have filed refund claims in excess of the proposed assessments; (3) there are unresolved questions of law and fact that could be of importance to the ultimate resolutions of these matters, including the calculation of any additional taxes and/or tax refunds; and (4) these matters are at the initial stage of a multi-level administrative appeals process that may ultimately be resolved by litigation. Accordingly, at this time, we are not able to estimate a possible loss or range of loss that may result from these matters or to determine whether such loss, if any, would have a material adverse effect on our financial condition, results of operations or liquidity.~~
Tax Matters
We received an IRS Revenue Agent Report (RAR) covering excise taxes for tax years 2003 through 2007 in June 2011. The excise tax RAR proposed two alternate theories for asserting additional excise tax on transportation of property by air. We disagree with these proposed excise tax theories and related adjustments.
We believe that these theories are not based on a reasonable interpretation of the applicable law, are inconsistent with our historical operating structure, and are in direct conflict with previously issued guidance to UPS from the IRS National Office. We filed protests and, in the third quarter of 2011, the IRS responded to our protests and forwarded the case to IRS Appeals.
We believe the likelihood that these theories will ultimately be sustained is remote.
Further, we have asserted that if the current excise tax theories are sustained, UPS will be entitled to correlative income tax refunds for the 1999 through 2007 tax years. Accordingly, we have filed protective income tax refund claims for amounts significantly greater than the proposed excise tax assessments. The IRS has not completed its audit or made any claims with respect to any tax year after 2007, nor have we filed protective income tax refund claims for those tax years. However, the income tax refund claims for those tax years would also be significantly greater than the amount of any excise tax assessment proposed under similar theories.

Because we believe there is only a remote likelihood that the excise tax RAR theories will ultimately be sustained, we have concluded that the uncertain income tax positions associated with the protective refund claims based on the same theories do not currently meet the applicable standard for recognition of an income tax benefit. Accordingly, we have not accrued any income tax benefit of such claims in our financial statements or in the disclosures in Note 13.
In July 2012, we discussed the unresolved excise tax matters and correlative income tax refund claims with IRS Appeals.
At this time, we do not believe the ultimate resolution of these excise tax matters or the correlative income tax refund claims will have a material effect on our financial condition, results of operations, or liquidity.
In addition to the excise tax matters described above, we received an IRS Revenue Agent Report (RAR) covering income taxes for tax years 2005 through 2007 in June 2011. The income tax RAR proposed adjustments related to the value of acquired software and intangibles, research credit expenditures, and the amount of deductible costs associated with our Pound Sterling Notes exchange offer completed in May 2007. Receipt of the RAR represents only the conclusion of the examination process. We disagree with some of the proposed adjustments related to these matters. Therefore, we filed protests and, in the third quarter of 2011, the IRS responded to our protests and forwarded the case to IRS appeals.
We expect to begin discussions of these income tax matters with IRS appeals within the next twelve months. It is important to note, however, that the ultimate resolution of these matters will result in a refund to UPS - even according to the adjustments proposed by the IRS.
At this time, we do not believe the ultimate resolution of these income tax matters will have a material effect on our financial condition, results of operations, or liquidity.

3.
We note your disclosure that you have filed tax refund claims in excess of the tax assessments proposed in the IRS reports received in June of 2011. We note further that the tax refund claims have been cited as one of a multitude of factors that prevents you from being able to estimate the amount of loss, if any, that may result from the IRS's proposed tax assessments. Per the disclosure on page 113 of your Form 10-K, it appears that at least a portion of your tax refund claims (A) may already be reported in your balance sheet accounts and (B) may have been initially recognized prior to the receipt of the IRS report and the related tax assessments. However, your footnote disclosure regarding the IRS reports suggests that the additional tax assessments that were proposed in June of 2011 may not be accrued for or reflected in your balance sheet accounts. In this regard, we note that even if your tax refund claims are deemed appropriate by the IRS and include a right of offset, they may only mitigate your cash flow risk. Therefore, it appears that the tax assessments proposed by the IRS could still impact your reported results (i.e., on your income statement) and your financial condition (i.e., per your balance sheet) in future periods.

Given the observations noted above, it does not appear that your tax refund claims should impact (a) your disclosure of the reasonably possible loss or range of losses attributable to the IRS's tax assessments or (b) current or future accruals for losses that are or become probable and estimable. Therefore, please clarify for us the extent to which you have relied upon your tax refund claims in determining that (I) a loss associated with the tax assessments proposed by the IRS is not probable and estimable and (II) you are unable to estimate and disclose a reasonably possible loss or range of losses attributable to such matters. In connection with your response, please also explain to us and, as appropriate, disclose whether or not you gave consideration to the possibility of additional tax assessments that may be administered for periods subsequent to 2007 - that is, based upon similar tax theories, principles, laws, regulations, and/or interpretations - upon concluding that your filed refund claims exceed the IRS's proposed tax assessments. Similarly, if applicable, tell us and disclose whether your accrual for unrecognized tax benefits gives effect to any amounts that may be assessed for periods subsequent to 2007, based upon similar tax theories, principles, laws, regulations, and/or interpretations. If no amounts have been reflected in the accrual for unrecognized tax benefits, your response should explain to us how you have concluded that it is more likely than not that all tax positions that (i) may have been taken prior to or subsequent to 2007 and (ii) relate to items currently challenged by the IRS will be sustained upon appeal.

Response to Comment 3:
We have not relied upon any tax refund claims in determining that a loss associated with the tax assessments proposed by the IRS is not probable and estimable. Nor have we relied on such claims in determining an estimate of loss or reasonably possible range of loss for any matter.
Additionally, our accrual for unrecognized income tax benefits does give effect to any and all amounts that have been or may be assessed for all open tax years and financial reporting periods, including those subsequent to 2007, based on similar tax theories, principles, laws, regulations and/or interpretations.
Notwithstanding the aforementioned protective refund claims associated with the excise tax theories, we are in a net receivable position with respect to all other open income tax years at December 31, 2011, 2010, and 2009. That is to say that our outstanding refund claims for which we met the ASC 740 recognition and measurement thresholds for, exceed our unrecognized tax benefits.
As noted above in our response to Comment 2, we received a RAR covering income tax years 2005 through 2007 from the IRS Exam team in June 2011. There was no new information included in those reports that materially affected our accruals for unrecognized tax benefits or the amounts presented in the tabular rollforward disclosure as required by ASC 740-10-50-15. All such matters were previously evaluated, accrued for, and disclosed in prior periods, without consideration of any unagreed refund claims, as appropriate.
We have revised our disclosure in “Note 13. Income Taxes” and “Tax Matters” of Management's Discussion and Analysis to clarify the factual basis and procedural history of these excise tax and income tax matters, as well as our updated assessment under ASC 740 and 450. Set forth below is the proposed revised disclosure.
Note 13. Income Taxes (pgs. 113-114 of Annual Report)
In addition to the excise tax matters described in Note 9, we received an IRS Revenue Agent Report (RAR) covering income taxes for tax years 2005 through 2007 in June 2011. The income tax RAR proposed adjustments related to the value of acquired software and intangibles, research credit expenditures, and the amount of deductible costs associated with our Pound Sterling Notes exchange offer completed in May 2007. Receipt of the RAR represents only the conclusion of the examination process. We disagree with some of the proposed adjustments related to these matters. Therefore, we filed protests and, in the third quarter of 2011, the IRS responded to our protests and forwarded the case to IRS appeals.
We expect to begin discussions of these income tax matters with IRS appeals within the next twelve months. It is important to note, however, that the ultimate resolution of these matters will result in a refund to UPS - even according to the adjustments proposed by the IRS.
At this time, we do not believe the ultimate resolution of these income tax matters will have a material effect on our financial condition, results of operations, or liquidity.
A number of years may elapse before an uncertain tax position is audited and ultimately settled. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognized tax benefits could significantly increase or decrease within the next twelve months. Items that may cause changes to unrecognized tax benefits include the timing of interest deductions and the allocation of income and expense between tax jurisdictions. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other unforeseen circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.

~~In June 2011, we received IRS reports covering income taxes and excise taxes for tax years 2005 through 2007 and 2003 through 2007, respectively. The reports propose assessments related to amounts paid for software, research credit expenditures and deductibility of financing and post-acquisition integration costs as well as taxes on amounts paid for air transportation. Receipt of the reports represents only the conclusion of the examination process. We disagree with the proposed assessments related to these matters. Therefore, we have filed protests and protective tax refund claims. During the third quarter of 2011, the IRS responded to our protests and forwarded the cases to IRS Appeals. There are multiple factors that prevent us from being able to estimate the amount of loss, if any, that may result from these matters including: (1) we are vigorously defending these matters and believe that we have a number of meritorious legal defenses; (2) we have filed refund claims in excess of the proposed assessments; (3) there are unresolved questions of law and fact that could be of importance to the ultimate resolutions of these matters, including the calculation of any additional taxes and/or tax refunds; and (4) these matters are at the initial stage of a multi-level administrative appeals process that may ultimately be resolved by litigation. Accordingly, at this time, we are not able to estimate a possible loss or range of loss that may result from these matters or to determine whether such loss, if any, would have a material adverse effect on our financial condition, results of operations or liquidity.~~

*****
As requested in your letter dated September 21, 2012, we confirm the following:

•	United Parcel Service, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-mentioned filing; and

•	United Parcel Service, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please contact the undersigned at (404) 828 - 6977 with any questions concerning this letter.

Sincerely,

/s/ Kurt P. Kuehn

Kurt P. Kuehn
Senior Vice President and
Chief Financial Officer